UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

(Rule 13d-102)

Amendment No. 1

Under the Securities Exchange Act of 1934

ARS Pharmaceuticals Inc fka Silverback Therapeutics Inc

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

82835W108

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)	☐
Rule 13d-1(c)	☒
Rule 13d-1(d)	☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. 82835W108	Schedule 13G/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS THE K2 Principal Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,045,348
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,045,348

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,045,348
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.20%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 82835W108	Schedule 13G/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS K2 Genpar 2017 Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,045,348
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,045,348

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,045,348
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.20%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 82835W108	Schedule 13G/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS SHAWN KIMEL INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,045,348
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,045,348

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,045,348
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.20%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 82835W108	Schedule 13G/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,045,348
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,045,348

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,045,348
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.20%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 82835W108	Schedule 13G/A	Page 6 of 12 Pages

Item 1(a).	Name of Issuer:

The name of the issuer is ARS Pharmaceuticals Inc fka Silverback Therapeutics Inc

Item 1(b).	Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at 11682 EL CAMINO REAL, SUITE 120, SAN DIEGO, CA, 92130

Item 2(a).	Name of Person Filing:

The persons filing this statement are Shawn Kimel Investments, Inc., an Ontario corporation (“SKI“), The K2 Principal Fund, L.P., an Ontario limited partnership (the “Fund“), K2 Genpar 2017 Inc., an Ontario corporation and the General Partner to the Fund (“Genpar 2017“), and K2 & Associates Investment Management Inc., an Ontario corporation (“K2 & Associates“). Together SKI, the Fund, Genpar2017, and K2 & Associates are the “Reporting Persons“).

Mr.Kimel is President of SKI

Mr.Sikorski is Secretary of Genpar 2017, and President of K2 & Associates. K2 & Associates is a direct 66.5% owned subsidiary of SKI, and is the investment manager of the Fund

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 2 Bloor St West, Suite 801, Toronto, Ontario, M4W 3E2

Item 2(c).	Citizenship:

Mr.Kimel is a citizen of Canada.

Mr.Sikorski is a citizen of Canada.

The Fund is an Ontario limited partnership.

Each of SKI and GenPar 2017 Inc and K2 & Associates is an Ontario corporation.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:

82835W108

CUSIP No. 82835W108	Schedule 13G/A	Page 7 of 12 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________.

CUSIP No. 82835W108	Schedule 13G/A	Page 8 of 12 Pages

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The K2 Principal Fund, L.P.

(a)	Amount beneficially owned:	2,045,348
(b)	Percent of class:	2.20%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	2,045,348
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	2,045,348

K2 Genpar 2017 Inc.

(a)	Amount beneficially owned:	2,045,348
(b)	Percent of class:	2.20%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	2,045,348
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	2,045,348

SHAWN KIMEL INVESTMENTS, INC.

(a)	Amount beneficially owned:	2,045,348
(b)	Percent of class:	2.20%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	2,045,348
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	2,045,348

CUSIP No. 82835W108	Schedule 13G/A	Page 9 of 12 Pages

K2 & Associates Investment Management Inc..

(a)	Amount beneficially owned:	2,045,348
(b)	Percent of class:	2.20%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	2,045,348
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	2,045,348

2,045,348 Common Stock, $0.0001 par value per share held of record (and may be deemed to be beneficially owned) by The K2 Principal Fund, L.P. See Item 2(a) above for a description of the corporate structure of the Reporting Persons. Each of the Reporting Persons may be deemed to be beneficial owners of the 2,045,348 shares of the Issuer's Common Stock, $0.0001 par value per share that are held by The K2 Principal Fund, L.P. Mr.Kimel is President of SKI. Mr. Todd Sikorki is Secretary of GenPar 2017 and President of K2 & ASSOCIATES, and exercises ultimate voting and investment powers over the 2,045,348 shares of the Issuer's Units that are held of record by The K2 Principal Fund, L.P

The percentages used in this Schedule 13G/A are calculated based upon 93,110,740 ordinary shares issued and outstanding as of December 31, 2022, as reported in the companies 8K/A Exhibit 99.3 filed with the SEC on January 17, 2023.

Item 5.         Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.         Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 82835W108	Schedule 13G/A	Page 10 of 12 Pages

Item 9.         Notice of Dissolution of Group.

Not applicable.

Item 10.        Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 82835W108	Schedule 13G/A	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

THE K2 PRINCIPAL FUND, L.P.

By:	K2 Genpar 2017 Inc., its General Partner

By:	/s/ Todd Sikorki
Todd Sikorki
Secretary

K2 Genpar 2017 Inc.

By:	/s/ Todd Sikorki
Todd Sikorki
Secretary

SHAWN KIMEL INVESTMENTS, INC.

By:	/s/ Shawn Kimel
Shawn Kimel
President

/s/ Todd Sikorki
K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.

By:	/s/ Todd Sikorki
Todd Sikorki
President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 82835W108	Schedule 13G/A	Page 12 of 12 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 13, 2023

THE K2 PRINCIPAL FUND, L.P.

By:	K2 Genpar 2017 Inc., its General Partner

By:	/s/ Todd Sikorki
Todd Sikorki
Secretary

K2 Genpar 2017 Inc.

By:	/s/ Todd Sikorki
Todd Sikorki
Secretary

SHAWN KIMEL INVESTMENTS, INC.

By:	/s/Shawn Kimel
Shawn Kimel
President

K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.

By:	/s/ Todd Sikorki
Todd Sikorki
President